UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Rezolve AI Limited

(Name of Issuer)

Ordinary Shares, par value £0.0001 per share

(Title of Class of Securities)

G75398 100

(CUSIP Number)

3rd Floor, 80 New Bond Street

London, WIS 1SB

United Kingdom

+44 7785 32 33 32

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 15, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G75398 100	13D	Page 2 of 7 pages

1	Names of Reporting Persons. Daniel Wagner
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,698,505
	8	Shared Voting Power 35,266,716
	9	Sole Dispositive Power 4,698,505
	10	Shared Dispositive Power 35,266,716

11	Aggregate Amount Beneficially Owned by Each Reporting Person 39,965,221(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 23.21%(2)
14	Type of Reporting Person (See Instructions) IN

(1)

Includes (i) 4,698,505 shares directly held by Daniel Wagner and (ii) 35,266,716 shares directly held by DBLP Sea Cow Limited (“DBLP”). Legal title to the shares of DBLP are held solely by Daniel Wagner and beneficially held by John Wagner. Daniel Wagner and John Wagner each serves as a director on the board of director of DBLP and, therefore, may be deemed to share voting and investment power over the shares held by DBLP.

(2)

All percentage calculations herein are based on 172,182,769 shares of Ordinary Shares outstanding as of August 21, 2024, as disclosed in the Issuer’s Form 20-F filed August 21, 2024, after giving effect to the closing of the business combination contemplated by that certain the Business Combination Agreement, dated as of December 17, 2021, as amended on November 10, 2022 and further amended and restated pursuant to the terms of an amendment and restatement deed dated June 16, 2023 (and as may be amended from time to time, the “Business Combination Agreement”), by and among Armada Acquisition Corp. I, Rezolve Limited, a private limited company organized under the laws of England and Wales, Rezolve AI Limited, a private limited liability company registered under the laws of England and Wales with registration number 14573691 (“Rezolve”) and Rezolve Merger Sub, Inc.

CUSIP No. G75398 100	13D	Page 3 of 7 pages

1	Names of Reporting Persons. John Wagner
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 815,989
	8	Shared Voting Power 35,266,716
	9	Sole Dispositive Power 815,989
	10	Shared Dispositive Power 35,266,716

11	Aggregate Amount Beneficially Owned by Each Reporting Person 36,082,705(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 20.96%(2)
14	Type of Reporting Person (See Instructions) IN

(1)

Includes (i) 815,989 shares directly held by John Wagner and (ii) 35,266,716 shares directly held by DBLP. Legal title to the shares of DBLP are held solely by Daniel Wagner and beneficially held by John Wagner. Daniel Wagner and John Wagner each serves as a director on the board of director of DBLP and, therefore, may be deemed to share voting and investment power over the shares held by DBLP.

(2)

All percentage calculations herein are based on 172,182,769 shares of Ordinary Shares outstanding as of August 21, 2024, as disclosed in the Issuer’s Form 20-F filed on August 21, 2024, after giving effect to the closing of the business combination contemplated by that certain the Business Combination Agreement.

CUSIP No. G75398 100	13D	Page 4 of 7 pages

1	Names of Reporting Persons. DBLP Sea Cow Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 35,266,716(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 35,266,716(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 35,266,716(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 20.48%(2)
14	Type of Reporting Person (See Instructions) CO

(1)

Legal title to the shares of DBLP are held solely by Daniel Wagner and beneficially held by John Wagner. Daniel Wagner and John Wagner each serves as a director on the board of directors of DBLP and, therefore, may be deemed to share voting and investment power over the shares held by DBLP

(2)

All percentage calculations herein are based on 172,182,769 shares of Ordinary Shares outstanding as of August 21, 2024, as disclosed in the Issuer’s Form 20-F filed on August 21, 2024, after giving effect to the closing of the business combination contemplated by that certain the Business Combination Agreement.

CUSIP No. G75398 100	13D	Page 5 of 7 pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the ordinary shares, par value £0.0001 per share (the “Ordinary Shares”), of Revolve AI Limited, a private limited liability company registered under the laws of England and Wales with the registration number 14573691 (the “Issuer”), whose principal executive offices are located at 3rd Floor, 80 New Bond Street, London, WIS 1SB, United Kingdom.

Item 2.	Identity and Background

The Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

Daniel Wagner;

John Wagner; and

DBLP Sea Cow Limited (“DBLP”).

Daniel Wagner and John Wagner are both citizens of the United Kingdom. DBLP is a company incorporated in the Seychelles. The address for the principal business office of each Reporting Person is 5 New Street Square, London EC4A 3BF, United Kingdom.

The principal occupation of Daniel Wagner is CEO and Executive Director of the Issuer, and John Wagner is a director of the Issuer. Legal title to the shares of DBLP are held solely by Daniel Wagner and beneficially held by John Wagner. Daniel Wagner and John Wagner each serves as a director on the board of director of DBLP and, therefore, may be deemed to share voting and investment power over the shares held by DBLP

During the last five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The responses to Items 2, 4, 5 and 6 of this Schedule,13D are incorporated into this Item 3 by reference.

On August 15, 2024 (the “Closing Date”), the Issuer consummated the previously announced business combination pursuant to the Business Combination Agreement, dated as of December 17, 2021, as amended on November 10, 2022 and further amended and restated pursuant to the terms of an amendment and restatement deed dated June 16, 2023 (as amended or supplemented from time to time, the “Business Combination Agreement”), by and among the Issuer, Armada Acquisition Corp. I, a Delaware corporation (“Armada”), Rezolve Limited, a private limited company organized under the laws of England and Wales (“Rezolve Limited”), and Rezolve Merger Sub, Inc., a Delaware corporation (“Rezolve Merger Sub”). Upon consummation of the Business Combination, on August 15, 2024, (i) the Issuer effected a re-classification of its share capital whereby the Issuer’s series A shares were reclassified as ordinary shares of same class as existing ordinary shares on issue in the Issuer, with nominal value £0.0001 per share (the “Ordinary Shares”) such that immediately following each Reporting Person held his or its applicable pro rata portion of the aggregate stock consideration (to the extent that he, she or it does not already hold such pro rata portion after the Pre-Closing Demerger in accordance with the terms and conditions set forth in the Business Combination Agreement (such steps and any additional necessary steps being collectively referred to as the “Company Reorganization”), and (ii) the Company merged with and into Rezolve Merger Sub, with Armada surviving as a wholly owned subsidiary of the Issuer, with shareholders of Armada received Ordinary Shares in exchange for their existing common stock of Armada and Armada warrant holders having their warrants automatically exchanged by assumption by the Issuer of the obligations under such warrants. The consideration deemed paid by Armada for Rezolve in the business combination was valued at One Billion, Six Hundred Thousand Dollars ($1,600,000,000), paid in the form of the ordinary shares of Rezolve (as the surviving company) valued at $10.00 per share.

The foregoing description of the Business Combination Agreement does not purport to be complete and is qualified in its entirety by reference to the Business Combination Agreement, which is incorporated by reference as an exhibit hereto.

Item 4.	Purpose of Transaction

The responses set forth in Item 2, 3, 5 and 6 hereof are incorporated by reference in their entirety.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time, and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management of the Issuer or the Board of Directors with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer, or other persons.

Except as set forth in this Item 4 of this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of this Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) – (b)

(a)—(b) The information relating to the beneficial ownership of Common Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto (including the footnotes thereto) is incorporated by reference.

(c) Except as set forth in this Schedule 13D, no Reporting Person, has effected any transaction in the Common Stock in the 60 days preceding the date hereof.

(d) The information in Item 2 is incorporated by reference into this Item 5(d).

(e) Not applicable.

CUSIP No. G75398 100	13D	Page 6 of 7 pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information furnished in Item 3 is incorporated into this Item 6 by reference.

Investor Rights Agreement

At the Closing, the Issuer entered into that certain Investor Rights Agreement with the Reporting Persons (the “Investor Rights Agreement”). Pursuant to the terms of the Investor Rights Agreement, the Reporting Persons are entitled to certain piggyback registration rights and customary demand registration rights. The Investor Rights Agreement provides that the Issuer will, as soon as practicable, and in any event within 21 days after August 16, 2024, file with the SEC a shelf registration statement. The Issuer will use its commercially reasonable efforts to have such shelf registration statement declared effective as soon as practicable after the filing thereof, but no later than the 45th day (or the 5th day business after the Securities and Exchange Commission (the “SEC”) notifies the Issuer that it will “review” such shelf registration statement) following the filing deadline, in each case subject to the terms and conditions set forth therein; and the Issuer will not be subject to any form of monetary penalty for its failure to do so.

Pursuant to the Investor Rights Agreement, subject to certain exceptions, the Reporting Persons agreed to not transfer or make any announcement of any intention to effect a transfer, in respect of the shares beneficially owned or otherwise held by the Reporting Persons prior to the termination of the applicable lock-up period, subject to certain customary exceptions, including: (i) transfers to permitted transferees upon written notice to the Issuer, such as a member of the person’s immediate family or to a trust, the beneficiary of which is a member of the person’s immediate family or an affiliate of such person; (ii) to a charitable organization upon written notice to the Issuer, by the laws of descent and distribution upon death, or pursuant to a qualified domestic relations order; and (iii) pursuant to any liquidation, merger, stock exchange or other similar transaction which results in all of the Issuer’s stockholders having the right to exchange Ordinary Shares for cash, securities, or other property.

Lock-In Agreements

At the Closing, the Issuer entered into separate Lock-In Agreements (the“Lock-In Agreements) with the Reporting Persons, pursuant to which the Ordinary Shares held by the Reporting Persons will be locked-up and subject to transfer restrictions for 180 days following the Closing, subject to certain customary exceptions, including: (i) transfers to permitted transferees upon written notice to the Issuer, such as a member of the person’s immediate family or to a trust, the beneficiary of which is a member of the person’s immediate family or an affiliate of such person; (ii) to a charitable organization upon written notice to the Issuer, by the laws of descent and distribution upon death, or pursuant to a qualified domestic relations order; and (iii) pursuant to any liquidation, merger, stock exchange or other similar transaction which results in all of the Issuer stockholders having the right to exchange their Ordinary Shares for cash, securities, or other property.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Joint filing Agreement dated August 26, 2024.

2	Business Combination Agreement, dated December 17, 2021, as amended on November 10, 2022 and as further amended and restated on June 16, 2023, as amended on August 4, 2023 (incorporated by reference to exhibit 2.1 of Rezolve AI Limited’s Registration Statement on Form F-4, filed with the SEC on July 5, 2024).

3	Investor Rights Agreement, dated August 15, 2024, by and among Rezolve AI Limited and the holders party thereto (incorporated by reference to exhibit 4.6 of Rezolve AI Limited’s Form F-20, filed with the SEC on August 21, 2024)

4	Form of Lock-In Agreement, dated August 15, 2024 (incorporated by reference to exhibit 4.7 of Rezolve AI Limited’s Form F-20, filed with the SEC on August 21, 2024).

CUSIP No. G75398 100	13D	Page 7 of 7 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 26, 2024

/s/ Daniel Wagner
DANIEL WAGNER

/s/ John Wagner
JOHN WAGNER

DBLP SEA COW LIMITED

By:	/s/ Daniel Wagner
Name: Daniel Wagner
Title: Chief Executive Officer